SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_________
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
 RULE 13d-2(a)

(Amendment No. 2)


WORLDTEX, INC.
(Name of Issuer)

Common Stock
(Title of class of securities)

981907108
 (CUSIP number)

COMMITTEE OF CONCERNED WORLDTEX SHAREHOLDERS
c/o Harvest Investments LLC
530 Silas Deane Highway
Suite 130
Wethersfield, CT 06109

With a copy to:
Richard T. Keppelman, Esq.
Levy & Droney, P.C.
74 Batterson Park Road
Farmington, CT  06032
(860) 676-3132
(Name, Address and Telephone Number of
 Person Authorized to Receive Notices and  Communications)


December 26, 2000
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [___].

1. NAME OF REPORTING PERSON: SONDRA BEIT
    S.S. OR I.R.S. IDENTIFICATION NO.
    OF ABOVE PERSON:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [X]
                                                  (B) [   ]
3. SEC USE ONLY
______________________

4. SOURCE OF FUNDS: PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [   ]

6. CITIZENSHIP OR PLACE OF
ORGANIZATION:		US

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH  :
1. SOLE VOTING POWER
-0-
2. SHARED VOTING POWER
-0-
3. SOLE DISPOSITIVE POWER
-0-
4. SHARED DISPOSITIVE POWER
-0-

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    REPORTING PERSON:			-0-

8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES:		[   ]

9. PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW (11):  -0-

10. TYPE OF REPORTING PERSON: IN

1.  NAME OF REPORTING PERSON:  MARK PALEY
      S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON:

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [X]
                                                    (B) [   ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS: N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [   ]

6.  CITIZENSHIP OR PLACE OF
      ORGANIZATION:        US

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH  :
1. SOLE VOTING POWER
-0-
2. SHARED VOTING POWER
-0-
3.  SOLE DISPOSITIVE POWER
-0-
4.  SHARED DISPOSITIVE POWER
-0-

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      REPORTING PERSON:				-0-

8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES:				[   ]

9. PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW (11):-0-

10. TYPE OF REPORTING PERSON: IN

1. NAME OF REPORTING PERSON:    MT Trading, LLC
   S.S. OR I.R.S. IDENTIFICATION NO.
   OF ABOVE PERSON:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [X]
                                                  (B) [   ]
3. SEC USE ONLY

4. SOURCE OF FUNDS: PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [   ]


6. CITIZENSHIP OR PLACE OF
      ORGANIZATION:    CT

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH  :
1. SOLE VOTING POWER
2,174,100
2. SHARED VOTING POWER
-0-
3. SOLE DISPOSITIVE POWER
2,174,100
4.  SHARED DISPOSITIVE POWER
-0-

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    REPORTING PERSON:	2,174,100

8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES:	[   ]

9. PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW (11):  15.2%

10. TYPE OF REPORTING PERSON: PN
Item 1.  Security and Issuer.

The class of equity securities to which this statement is the Common Stock (the Common Stock) of Worldtex, Inc., a Delaware Corporation (the Issuer). The principal executive offices of the Issuer are located at 915 Tate Boulevard, S.E., Suite 106, Hickory, North Carolina 28802.

Item 2.  Identity and Background.

This statement is filed on behalf of the Committee of Concerned Worldtex Shareholders (the "Committee"). The Committee consists of persons who are shareholders of the issuer and was formed for the limited purpose of monitoring the affairs of the Issuer with a view to influencing the election of directors and possible other matters at the next annual meeting of shareholders.
The address of the Committee is c/o Harvest Investments LLC, 530 Silas Deane Highway, Suite 130, Wethersfield, CT 06109.

 The original Members of the Committee were Sondra Beit and Mark Paley. On November 6, 2000, Sondra Beit and Mark Paley transferred all of their shares to MT Trading, LLC, a Connecticut limited liability company all of the membership interests in which are owned by

Sondra Beit and Mark Paley. MT Trading, LLC subsequently acquired an additional 865,000 shares and is now the sole member of the Committee. The business addresses and principal occupations or employments of each Committee Member are as set forth below. None of the Committee Members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Name and Business Address             Principal Occupation

MT Trading, LLC
c/o Harvest Investments LLC
530 Silas Deane Highway
Wethersfield, CT 06109

Item 3.  Source and Amount of Funds or Other Consideration.

The shares owned by the Members of the Committee were purchased with their personal funds or, in the case of MT Trading, LLC, with funds contributed to it from personal funds of Sondra Beit and Mark Paley.

Item 4.  Purpose of Transaction.

The shares of Common Stock owned by Members of the Committee were purchased primarily for investment. The Committee was formed for the purpose of monitoring the affairs of the Issuer with a view to influencing the election of directors and possible other matters at the next annual meeting of shareholders of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a) & (b) The following table sets forth the aggregate number and percentage of the class of securities of the Issuer identified pursuant to Item 1 above held by each Member of the Committee. Each of such person has sole voting and sole dispositive power over such shares.

Name of Committee Member   Number of Shares        Percent of Class
Sondra Beit                 -0-                          -0-
Mark Paley                  -0-                          -0-
MT Trading, LLC           2,174,100                     15.2%

(c) During the 60 days prior to this filing, Members of the Committee effected transactions in the Common Stock as set forth below. All of such transactions were ordinary brokers' transactions at market prices in effect at the time of such transactions.

 Name                       Date            Number of Shares
MT Trading, LLC        December 22, 2000         50,000

                        December 26, 2000       400,000

                        December 26, 2000        50,000

                        December 26, 2000        55,000

                        December 27, 2000       310,000

In addition, as previously noted, on November 6, 2000, Mr. Beit and Mr. Paley transferred all of their shares to MT Trading, LLC.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to the Issuer.

       Except as noted below, there are no contracts, arrangements, understandings or relationships (legal or relationships (legal or otherwise) among the Members of the Committee and between such persons and any person with respect to any securities of the Issuer, including but no limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Roger Beit, the husband of Sondra Beit, is a business partner with Mark Paley. Roger Beit may from time to time initiate transactions for the account of Mark Paley with respect to securities of the Issuer. In addition, there is an unwritten understanding among the Members of the Committee that they will vote in concert with respect to their holdings of securities of the Issuer.

No Member of the Committee has any pecuniary interest in any securities of the Issuer held by any other Member of the Committee, except that Sondra Beit and Mark Paley own all of the membership interests in MT Trading, LLC.

  Item 7.  Material filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      March 12, 2001
          (Date)

   MT Trading, LLC


   S/MARK PALEY
   Mark Paley, Member
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations(see 18 U.S.C. 1001).






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